UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507M107

1.	Names of Reporting Persons Edward K. Freedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,479,004 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 27,479,004 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,479,004

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 6,350,000 Class B Common Shares of MM CAN USA, Inc., a Delaware corporation (“MM CAN Shares”) issuable to Stable Road Capital, LLC (“Stable Road Capital”) and 21,129,004 MM CAN Shares issuable to SRC MME Credit, LP (“SRC MME”). Each MM CAN Share is exchangeable into one Class B Subordinate Voting Share of the Issuer (each, a “Share”). Edward K. Freedman is the Manager of Stable Road Capital and SRC MME Credit GP, LLC, the general partner of SRC MME (“SRC MME GP”).

CUSIP No. 58507M107

1.	Names of Reporting Persons Stable Road Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,479,004 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 27,479,004 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,479,004

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 6,350,000 MM CAN Shares issuable to Stable Road Capital and 21,129,004 MM CAN Shares issuable to SRC MME. Each MM CAN Share is exchangeable into one Share. Stable Road Capital is the sole member of SRC MME GP.

Item 1.
	(a)	Name of Issuer MedMen Enterprises Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10115 Jefferson Blvd. Culver City, California 90232

Item 2.
	(a)	Name of Person Filing Edward K. Freedman Stable Road Capital
	(b)	Address of Principal Business Office or, if none, Residence 1345 Abbot Kinney Blvd., Venice, California 90291
	(c)	Citizenship or Place of Organization Edward K. Freedman: United States of America Stable Road Capital: California
	(d)	Title of Class of Securities Class B Subordinate Voting Shares, without par value
	(e)	CUSIP Number 58507M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Each of Edward K. Freedman and Stable Road Capital may be deemed the beneficial owner of an aggregate of 27,479,004 Shares, which is approximately 5.1% of the outstanding Shares. This amount consists of 6,350,000 MM CAN Shares issuable to Stable Road Capital and 21,129,004 MM CAN Shares issuable to SRC MME. Each MM CAN Share is exchangeable into one Share. Edward K. Freedman is the Manager of Stable Road Capital and SRC MME GP. Stable Road is the sole member of SRC MME GP. Edward K. Freedman has the sole voting and dispositive power over the Shares held by Stable Road Capital and SRC MME.

The percentage is based on 512,315,834 Shares outstanding as of December 31, 2020, according to the Issuer’s Registration Statement on Form 10 filed with the SEC on January 15, 2021.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as  Exhibit I, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signatures

After reasonable inquiry and to the best of his/its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021
/s/ Edward K. Freedman
Edward K. Freedman

STABLE ROAD CAPITAL, LLC

	By	/s/ Edward K. Freedman
Edward K. Freedman, Manager

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2021

/s/ Edward K. Freedman
Edward K. Freedman

STABLE ROAD CAPITAL, LLC

By:	/s/ Edward K. Freedman
Edward K. Freedman, Manager